Exhibit 99.1
Introductory Note: references to “Merrill Lynch”, “we”, “our” or “us” below refer to Merrill Lynch & Co., Inc. and its consolidated subsidiaries.
There are no material changes from the risk factors set forth under Part I, Item 1A. “Risk Factors” in Merrill Lynch’s 2009 Annual Report on Form 10-K, other than the addition of the following risk factor.
The Financial Reform Act may significantly and negatively impact our revenues and earnings.
As a result of the financial crisis, Merrill Lynch, along with the rest of the financial services industry, continues to experience heightened legislative and regulatory scrutiny, including the enactment of additional legislative and regulatory initiatives such as the Financial Reform Act. This legislation, which provides for sweeping financial regulatory reform, may have a significant and negative impact on certain of Merrill Lynch’s businesses through reduced revenues, higher costs (both regulatory and implementation) and new restrictions, as well as reduce available capital. The Financial Reform Act may also impact the competitive dynamics of the financial services industry in the United States by more adversely impacting large financial institutions, and by adversely impacting the competitive position of U.S. financial institutions in comparison with foreign competitors in certain businesses.
Provisions of the Financial Reform Act ban banking organizations from engaging in proprietary trading and restrict their sponsorship of or investing in hedge funds and private equity funds, subject to limited exceptions. The Financial Reform Act enhances regulation of the derivative markets through measures that broaden the derivative instruments subject to regulation and will require central clearing and exchange trading as well as additional capital and margin requirements for derivative market participants. The Financial Reform Act also provides for resolution authority to establish a process to unwind large systemically important financial companies; establishes a consumer financial protection bureau; and includes new minimum leverage and risk-based capital requirements for large financial institutions and limits inclusion of hybrid capital securities (trust preferred securities) and cumulative preferred securities in Tier 1 capital. Many of these provisions will be phased-in over the next several months or years and subject to further rulemaking and to the discretion of regulatory bodies. The ultimate future impact to Merrill Lynch will depend upon regulatory interpretation and rulemaking, as well as the success of any actions by Merrill Lynch to mitigate the negative impact of the provisions.
Merrill Lynch funds its assets with a mix of secured and unsecured liabilities through a globally coordinated funding strategy with Bank of America, and the primary drivers of Merrill Lynch’s credit ratings are Bank of America’s credit ratings. Two of the major credit ratings agencies have indicated that enactment of the Financial Reform Act, including regulators’ interpretation or rulemaking thereunder, may at some point result in a downgrade to Bank of America’s credit ratings. One of these ratings agencies placed Bank of America’s and certain other banks’ credit ratings on negative outlook based on an earlier version of financial reform legislation, and the other ratings agency placed Bank of America’s and other banks’ credit ratings on negative outlook shortly after the Financial Reform Act was signed into law. It remains unclear what other actions the ratings agencies may take as a result of enactment of the Financial Reform Act. However, in the event of certain credit ratings downgrades, Bank of America’s, and Merrill Lynch’s, access to credit markets, liquidity and related funding costs would be materially adversely affected. For additional information about Merrill Lynch’s credit ratings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funding and Liquidity” in Part I, Item 2 of this Form 10-Q.